Filed Pursuant to Rule 433

Registration Statement No. 333-176445

Dated December 8, 2011

Inergy Midstream, L.P.

Free Writing Prospectus

Published or Distributed by Media

Article Published on December 7, 2011

The article attached as Exhibit A was published on the subscription-based mergermarket Web site (www.mergermarket.com) on December 7, 2011. The article was not prepared by or reviewed by Inergy Midstream, L.P. (the “Partnership”) prior to its publication, nor was the Partnership aware of the publication of the article prior to its release. Neither mergermarket nor the author of the article is an affiliate of the Partnership. Neither the Partnership nor any of its affiliates made any payment or gave any consideration to mergermarket or the author in connection with the publication of the article described here or any other article published by mergermarket concerning the Partnership. Statements in the article that are not attributed directly to Mr. Moler or based on, or derived from, the Partnership’s public filings with the U.S. Securities and Exchange Commission (the “SEC”) represent the author’s or others’ opinions, and such statements are not endorsed or adopted by the Partnership.

Clarification

The article states that “Inergy Midstream’s assets are concentrated in the northeast US but additional assets could be acquired from [Inergy, L.P. (“NRGY”)].” However, as described in the Partnership’s preliminary prospectus dated December 7, 2011, while the Partnership expects to have the opportunity to make acquisitions directly from NRGY in the future, NRGY is under no obligation to make acquisition opportunities available to the Partnership and may acquire, construct or dispose of natural gas or NGL facilities or other midstream assets in the future without any obligation to offer the Partnership the opportunity to purchase or construct those assets.

The Partnership has filed a registration statement (including a prospectus) on Form S-1 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley at +1-866-718-1649, by calling Barclays Capital at +1-888-603-5847, by emailing BofA Merrill Lynch at dg.prospectus_requests@baml.com, by calling Credit Suisse Securities (USA) LLC at (800) 221-1037 or by calling Wells Fargo Securities at 1 (800) 326-5897.

Exhibit A

Inergy Midstream holds steady on IPO plans; Tres Palacios and US Salt assets have drop-down potential, president says

Inergy Midstream L.P. is continuing efforts to go public and sees potential to acquire multiple assets from its holding company after the IPO, said William Moler, president.

In August, the company announced its plans to raise USD 300m through an IPO spin-out of midstream assets from the holding company Inergy, L.P. (NYSE: NRGY). Inergy Midstream is “trying like hell” to go public and hopes it happens “sooner than later,” said Moler, speaking on the sidelines of the Eagle Ford Midstream Infrastructure held in Houston last week.

SemGroup, a listed oil and gas midstream company, also filed in August to conduct a USD 181m public offering of some of its midstream assets through an MLP called Rose Rock Midstream, L.P. That entity has yet to go public. In July, American Midstream Partners filed for a USD 79m IPO and successfully completed that offering on 1 August.

Inergy Midstream’s assets are concentrated in the northeast US but additional assets could be acquired from the holding company, said Moler. He did not provide details on timing. Such a transaction, typically called a “drop-down,” transfers ownership from the general partnership holding company to a limited partnership subsidiary to secure more favorable tax treatment.

He identified the holding company’s Tres Palacios natural gas storage facility in Texas as one such asset. Inergy, L.P. would first seek to enhance the facility through additional pipeline connections and increased natural gas liquids (NGL) storage capacity before dropping it down to Inergy Midstream. The facility was purchased in 2010 for USD 725m.

Moler also flagged US Salt as having drop down potential. It is a salt mining and salt producing company that was acquired in 2008 for an undisclosed price. On the West Coast, the holding company also owns natural gas liquids processing facilities and a related trucking fleet that could be dropped down.

Morgan Stanley, Barclays Capital, BofA Merrill Lynch, Credit Suisse and Wells Fargo will serve as joint book-running managers for Inergy Midstream’s IPO, according to regulatory filings. Co-Managers for the offering are J.P. Morgan, RBC Capital Markets, Baird, Morgan Keegan, and Stifel Nicolaus Weisel. Vinson & Elkins and Baker Botts will provide legal counsel.

by Mark Druskoff in Houston, Texas